Exhibit 99.1

Sundial Files Early Warning Report Issued Pursuant to National Instrument 62-103

CALGARY, AB, Sept. 21, 2021 /CNW/ - Sundial Growers Inc. (NASDAQ: SNDL) ("Sundial" or the "Company") announced that it has reacquired (the "Acquisition") more than 10% of the issued outstanding common shares ("Common Shares") of The Valens Company Inc. ("Valens") (TSX: VLNS) (OTCQX: VLNCF).

On September 17, 2021, Sundial acquired 100,000 Common Shares at a price of $3.00 per Common Share (the "Transaction") for total consideration of $300,000. Immediately before the completion of the Transaction, Sundial owned 18,571,300 Common Shares, representing approximately 9.99% of the issued and outstanding Common Shares on a non-diluted basis as at September 20, 2021. Following the completion of the Transaction, together with all previous acquisitions of Common Shares by Sundial, the Company now owns 18,671,300 Common Shares, representing approximately 10.00% of the issued and outstanding Common Shares on a non-diluted basis as at September 20, 2021. Sundial's average cost base for the Common Shares, including those acquired in the Transaction, is $2.665 per Common Share.

The Company acquired the securities reported herein for investment purposes. The Company may, depending on market and other conditions, increase or decrease its beneficial ownership in Valens' securities, whether in transactions over the open market, by privately negotiated arrangements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

This news release is being issued to comply with National Instrument 62-103 - The Early Warning System and Related Take-Over Bid and Insider Reporting Issues. An early warning report regarding these transactions has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com under Valens' issuer profile and may be obtained directly from Sundial upon request at the telephone number below. Sundial's head office is located at #300, 919 - 11th Avenue SW, Calgary, AB T2R 1P3. Valens' head office address is 96 Spadina Avenue, Suite 400, Toronto, Ontario M5V 2J6.

ABOUT SUNDIAL GROWERS INC.

Sundial is a public company with Common Shares traded on Nasdaq under the symbol "SNDL". Our business is reported and analyzed under two operating segments: Cannabis and Investments.

As a licensed producer that crafts small-batch cannabis using state-of-the-art indoor facilities, our 'craft-at-scale' modular growing approach, award-winning genetics and experienced growers set us apart. Sundial's brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. Sundial also operates the Spiritleaf retail banner. Spiritleaf aims to be the most knowledgeable and trusted source of recreational cannabis by offering a premium consumer experience and quality curated cannabis products.

Our investment operations seek to deploy strategic capital through direct and indirect investments and partnerships throughout the global cannabis industry.

We are proudly Albertan, headquartered in Calgary, AB, with operations in Olds and Rocky View County, Alberta, Canada. For more information on Sundial, please go to www.sndlgroup.com.

Forward-Looking Information Cautionary Statement
This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"), including, but not limited to, statements regarding the Company's potential further investment in or divestment of Common Shares of Valens. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "likely", "outlook", "forecast", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Please see "Item 3D Risk Factors" in the Company's Annual Report on Form 20-F, which was filed with the Securities and Exchange Commission ("SEC") on March 17, 2021, and the risk factors included in our other SEC filings for a discussion of the material risk factors that could cause actual results to differ materially from the forward-looking information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE Sundial Growers Inc.

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%CIK: 0001766600

For further information: Sophie Pilon, Corporate Communications, Sundial Growers Inc., O: 1.587.327.2017, E: spilon@sundialgrowers.com

CO: Sundial Growers Inc.

CNW 08:00e 21-SEP-21